

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2017

Steven V. Abramson
Chief Executive Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

      Re: Universal Display Corporation
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              File No. 001-12031

Dear Mr. Abramson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Russell Mancuso

                         Russell Mancuso
                         Branch Chief
                         Office of Electronics and Machinery

cc: Justin W. Chairman, Esq.
        Morgan, Lewis & Bockius LLP